S08/31/04

SECURITIES [barcode] ION
W
04013314

SEC MAIL RECEIVED PROCESSING
AUG 2 6 2004
WASH. D.C. 185 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Axelrod Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Pavilion, Suite 518, 261 Old York Road
(No. and Street)

Jenkintown (City) PA (State) 19046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Axelrod 215-572-7772
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Simonson, Lipschutz & Fogel, P.C.
(Name – *if individual, state last, first, middle name*)

2133 Arch Street, Suite 400 (Address) Philadelphia, (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Axelrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Axelrod Associates, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
SANDRA S. AXELROD, Notary Public
Jenkintown Boro., Montgomery County
My Commission Expires August 20, 2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXELROD ASSOCIATES, INC.

JUNE 30, 2004 AND 2003

CONTENTS

AXELROD ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

JUNE 30, 2004 AND 2003

Simonson, Lipschutz & Fogel P.C.

Certified Public Accountants

Simonson,
Lipschutz
& Fogel P.C.
Certified Public Accountants

Independent Auditors' Report

Board of Directors
Axelrod Associates, Inc.
Jenkintown, Pennsylvania

We have audited the accompanying statements of financial condition of Axelrod Associates, Inc. as of June 30, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Axelrod Associates, Inc. as of June 30, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Simonson, Lipschutz & Fogel P. C.

July 22, 2004

2133 Arch Street Suite 400 Philadelphia, PA 19103-1354 (215) 765-4600 Fax: (215) 765-5800

AXELROD ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2004 AND 2003

	2004	2003
ASSETS		
Current assets:		
Cash	$ 310,943	$ 203,256
Commissions receivable	29,425	49,850
Securities owned, at market	367,007	918,276
Prepaid expenses and other assets	7,893	7,087
Total current assets	715,268	1,178,469
Equipment, furniture and fixtures, net of accumulated depreciation of $19,907 and $34,289, 2004 and 2003	-	9,587
Other asset,		
Secured demand notes	375,000	375,000
Total assets	$1,090,268	$1,563,056
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Payable to clearing broker	$ 307,423	$ 846,146
Advances from stockholder	124,912	141,281
Accounts payable and accrued expenses	264,543	182,932
Total current liabilities	696,878	1,170,359
Liabilities subordinated to claims of general creditors	375,000	375,000
Commitments		
Stockholder's equity:		
Common stock, $1 par, authorized, issued and outstanding 1,000 shares	1,000	1,000
Additional paid-in-capital	9,000	9,000
Retained earnings	8,390	7,697
Total stockholder's equity	18,390	17,697
Total liabilities and stockholder's equity	$1,090,268	$1,563,056

See notes to statements of financial condition.

AXELROD ASSOCIATES, INC.
NOTES TO STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2004 AND 2003

1. Organization:

Axelrod Associates, Inc. (the "Company") provides broker/dealer services, primarily in the area of bonds. The Company is an introducing broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of The National Association of Securities Dealers, Inc. ("NASD").

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k) (2) (ii).

2. Summary of significant accounting policies:

Cash and cash equivalents:
The Company considers all highly liquid instruments purchased with an original maturity date of three months or less to be cash equivalents.

Equipment, furniture and fixtures and depreciation:
Equipment, furniture and fixtures are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets.

Securities owned:
Marketable securities are valued at market value. The difference between cost and market is included in the results of operations for the year.

Retirement plan contributions:
Retirement plan contributions are funded as accrued.

Use of estimates:
The timely preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

Fair values of financial instruments:
Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which because of their short-term nature, approximate current fair value.

2. Summary of significant accounting policies (continued):

Reclassification:
Certain amounts in the 2003 financial statement have been reclassified to conform to the current year's presentation.

3. Securities owned:

All securities owned represent investments principally in bonds.

4. Concentration of credit risk and customers:

Commissions receivable represent amounts held by the clearing broker for closed transactions. Such amounts are usually released to the Company in less than 30 days. The clearing broker is entitled to charge for service charges. The Company does not require collateral for these deposits.

5. Commitments:

Lease, office space:
The Company leases its office space under a non-cancelable operating lease for a five-year period that began in April 2001. The lease requires additional payments for increases in real estate taxes and operating expenses over the original base year of the lease.

Lease, vehicle:
The officer/shareholder leases a vehicle to the Company under a 48 month lease commencing September 1, 2003 for $579 a month. In addition to the lease payments, the lease requires that the Company pay all maintenance costs. Future minimum rentals payable under theses leases are as follows for years ending June 30,

Year	Total	Office	Vehicle
2005	$27,148	$20,200	$ 6,948
2006	23,779	16,831	6,948
2007	6,948		6,948
2008	1,158		1,158
	$59,033	$37,031	$22,002

5. Commitments (continued):

Clearing agreement:

The Company's agreement with its clearing broker provides the clearing broker with a lien upon, and security interest in, all of the Company's property held by the clearing broker, including but not limited to securities, monies and receivables. The clearing broker holds substantially all of the Company's receivables and securities.

Retirement plans:

The Company has a profit sharing plan covering all employees who have attained the age of twenty-one and have worked for the Company for more than two years. Voluntary contributions are not permitted. The Company at its discretion may contribute up to 25% of eligible employee compensation to the plan. The Company established a money purchase plan during the year ended June 30, 2002. This plan was terminated during the year ended June 30, 2003.

6. Liabilities subordinated to claims of general creditors:

Liabilities subordinated to claims of general creditors relate to secured demand note agreements between the Company and its sole stockholder requiring interest payments of 4% per year. The agreements expire as follows:

Expiration Date	Amount
January 31, 2006	$125,000
March 31, 2006	250,000

The subordinated borrowings are approved by the NASD and, thus, are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

7. Advances from stockholder:

There are no formal repayment terms and no interest has been accrued on such balances outstanding through June 30, 2004.

8. Payable to clearing broker:

Payable to clearing broker represents amounts owed to the clearing broker for purchases of marketable securities on margin. At June 30, 2004, this clearing broker holds all securities owned by the Company.

9. Uniform Net Capital Rule:

Pursuant to the basic Uniform Net Capital provision of the SEC, the Company is required to maintain minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2004 and 2003 respectively, the Company had regulatory net capital of $360,953 and $324,455 that was $260,953 and $224,455 respectively, in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.7328 to 1.

AXELROD ASSOCIATES, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

YEAR ENDED JUNE 30, 2004

Simonson, Lipschutz & Fogel P.C.

Certified Public Accountants

Simonson,
Lipschutz
& Fogel P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Axelrod Associates, Inc.

In planning and performing our audit of the financial statements of Axelrod Associates, Inc. for the year ended June 30, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Axelrod Associates, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by Axelrod Associates, Inc. in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2133 Arch Street Suite 400 Philadelphia, PA 19103-1354 (215) 765-4600 Fax: (215) 765-5800

SL &F

Simonson, Lipschutz & Fogel P.C.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above. Also, no facts came to our attention indicating that the exemptive provisions of Rule 15c3-3 had not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Axelrod Associates, Inc.'s practices and procedures were adequate at June 30, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Simonson, Lipschutz & Fogel P.C.

July 22, 2004